HAWAIIAN OLA BREWING CORPORATION

Reviewed Financial Statements For The Year Ended December 31, 2017

September 6, 2018



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Hawaiian Ola Brewing Corporation
Kailua-Kona, HI

We have reviewed the accompanying financial statements of Hawaiian Ola Brewing Corporation, which comprise the balance sheet as of December 31, 2017, and the related statements of income and retained earnings and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, We do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me (us) to perform procedures to obtain limited assurance as a basis for reporting whether We are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for Our conclusion.

Accountant's Conclusion

Based on Our review, We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Jason M. Tyra, CPA, PLLC
Dallas, TX
September 6, 2018

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

HAWAIIAN OLA BREWING CORPORATION
BALANCE SHEET
DECEMBER 31, 2017

ASSETS

CURRENT ASSETS	
Cash	$ 187,127
Accounts Receivable	1,510
Inventory	88,514
Prepaid Expenses	7,659
Related Party Receivable	63,595
TOTAL CURRENT ASSETS	348,405
NON-CURRENT ASSETS	
Property, Plant, & Equipment	142,515
Construction In Progress	1,102,816
TOTAL ASSETS	1,593,737

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES	
Accounts Payable	39,708
Unearned Revenue	23,272
Related Party Loan	52,055
Accrued Tax	3,031
TOTAL CURRENT LIABILITIES	118,065
NON-CURRENT LIABILITIES	
Notes Payable	1,654,508
Convertible Note A	100,000
Convertible Note B	476,496
TOTAL LIABILITIES	2,349,069
SHAREHOLDERS' EQUITY	
Common Stock (10,000,000 Authorized, 6,000,000 issued, .0001 par value)	600
Additional Paid in Capital	-
Retained Earnings (Deficit)	(755,932)
TOTAL SHAREHOLDERS' EQUITY	(755,332)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 1,593,737

Reviewed- See accompanying notes.

HAWAIIAN OLA BREWING CORPORATION
INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2017
_____

Operating Income		
Sales, Net	$	56,182
Cost of Goods Sold		21,309
Gross Profit		34,872
Operating Expense		
Salaries & Employee Related Expenses		162,528
Rent Expense		115,115
General & Administrative		105,075
Legal & Professional		46,331
Marketing & Advertising		67,144
Research & Development		32,388
Repairs & Maintenance		3,855
		532,434
Net Income from Operations		(497,562)
Other Income (Expense)		
Interest Expense		(113,542)
Net Income	$	(611,104)

HAWAIIAN OLA BREWING CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017

_____

Cash Flows From Operating Activities

Net Income (Loss) For The Period	$ (611,104)
Change in Accounts Receivable	(1,510)
Change in Related Party Receivable	(51,948)
Change in Inventory	(88,514)
Change in Prepaid Expenses	(7,659)
Change in Accounts Payable	39,708
Change in Unearned Revenue	23,272
Change in Accrued Tax	3,031
Change in Related Party Loan	19,880
Net Cash Flows From Operating Activities	(674,845)

Cash Flows From Investing Activities

Change in Property, Plant, & Equipment	(142,515)
Change in Construction In Progress	(679,477)
Net Cash Flows From Investing Activities	(821,992)

Cash Flows From Financing Activities

Change in Notes Payable	863,542
Change in Convertible Note A	100,000
Change in Convertible Note B	476,496
Change in Common Stock	(400)
Net Cash Flows From Investing Activities	1,439,638

Cash at Beginning of Period	244,325
Net Increase (Decrease) In Cash	(57,199)
Cash at End of Period	$ 187,127

HAWAIIAN OLA BREWING CORPORATION
STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2017
_____

Beginning Members' Equity	$	(154,318)
Non-Cash Adjustment to Equity		10,490
Change in Common Stock		(400)
Net Income		(611,104)
Ending Members' Equity	$	(755,332)

_____

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Hawaiian Ola Brewing Corporation ("the Company") is a corporation organized under the laws of the State of Hawaii. The Company operates a brewery and taproom for sale of its products to the public.

NOTE B- GOING CONCERN

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company recorded net operating losses during fiscal years 2017 and 2016.

The following describes management's plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern. The Company will conduct an equity crowdfund offering to raise operating capital and will pursue expanded distribution of its products. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through September 6, 2019 (one year after the date that the financial statements are available to be issued). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Related Party Receivable & Related Party Loan

In 2017, the Company extended a loan to a related party ("the Related Party Receivable"). The Related Party Receivable is non-interest bearing and carries no fixed repayment schedule.

Inventory

The Company accounts for inventory at historical cost.

Property, Plant, & Equipment

The Company capitalizes long-lived assets with an original value of $1,000 or more. The Company purchased fixed assets in 2017 but did not put them into service until after period's end. During future periods, the Company will calculate depreciation on a straight-line basis over management's estimate of each asset's useful life.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. Unearned revenue consists of gift cards and fees from unexpired memberships. Revenue is recognized upon use. Gift cards do not expire.

Rent

The Company occupies a brewery and taproom space under a non-cancellable operating lease. Future minimum payments due under the lease are as follows:

12/01/2016 to 11/30/2018	$6,294 per month
12/01/2018 to 11/30/2019	$6,483 per month
12/01/2019 to 11/30/2020	$6,678 per month
12/01/2020 to 05/31/2021	$6,872 per month

Research & Development

The Company expensed $32,388 in 2017 towards research & development consisting of materials for the development of new recipes and methods of brewing.

Advertising

The Company records advertising expenses in the year incurred.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income.

Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any

and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2016 and 2017. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected not to recognize an allowance to account for them in the financial statements. Net operating losses expire if unused after twenty tax years. The Company's federal tax filings for 2015, 2016, and 2017 will remain subject to review by the Internal Revenue Service until 2019, 2020, and 2021, respectively.

The Company is subject to income tax filing requirements in the State of Hawaii. The Company's tax filings in the State of Hawaii for 2016 and 2017 remain subject to review by that State until 2020, and 2021, respectively.

NOTE D- DEBT

In 2016, the Company issued two promissory notes in the aggregate amount of $1,500,000 with interest rates of 8% and 15% in exchange for operating capital ("the Notes Payable"). The Notes Payable mature on September 30, 2019, at which point all accrued interest is payable along with any outstanding principal.

The Company issued a convertible note (B) in the amount of $100,000 in 2017. The convertible note is non-interest bearing with payments based on revenue. The convertible note does not have a fixed repayment schedule and includes the right for the holder to convert the outstanding debt to equity under certain circumstances.

The Company issued a convertible note (C) in the amount of $476,496 in 2017. The convertible note is non-interest bearing with payments based on revenue. The convertible note does not have a fixed repayment schedule and includes the right for the holder to convert the outstanding debt to equity under certain circumstances.

NOTE E- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE F- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before September 6, 2018, the date that the financial statements were available to be issued.